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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          The Spectranetics Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Delaware
-------------------------------------------------------------------------------
                       (State of Incorporation of Issuer)

                     Common Stock, $.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84760C107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              John L. Ruppert, Esq.
                         Brownstein Hyatt & Farber, P.C.
                           410 17th Street, Suite 2200
                             Denver, Colorado 80202
                                 (303) 223-1100
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   May 3, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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1.    NAME OF REPORTING PERSONS.

           Joseph A. Largey

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [ X ]
                                                            (b)   [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      34,500 shares of Common Stock, $.001 par value per share ("Common Stock"), of The Spectranetics Corporation, a Delaware corporation ("Issuer"); and

      948,069 shares of Common Stock that may be acquired upon the exercise of stock options that are exercisable within 60 days of May 3, 2002 ("Option Shares"). Refer to Item 2(b) of Mr. Largey's Schedule 13D disclosures below regarding Mr. Largey's beneficial ownership of his Option Shares.

8.    SHARED VOTING POWER

      Mr. Largey may have the right to direct the vote (pursuant to informal understandings) of up to 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey gifted these shares to his sons. Mr. Largey disclaims beneficial ownership of all such shares.

9.    SOLE DISPOSITIVE POWER

      982,569 shares of Common Stock (including 948,069 Option Shares, but excluding the shares described in Item 8 above as to which Mr. Largey disclaims beneficial ownership).


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10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      994,069 shares of Common Stock (including 948,069 Option Shares and the shares described in Item 8 above as to which Mr. Largey disclaims beneficial ownership).

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [ X ]

      See the description in Items 9 and 11 above.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.0%

14.   TYPE OF REPORTING PERSON

      IN



1.    NAME OF REPORTING PERSONS.

      Paul C. Samek

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA


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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      15,000 shares of Common Stock; and

      181,737 shares of Common Stock that may be acquired upon the exercise of Option Shares. Refer to Item 2(b) of Mr. Samek's Schedule 13D disclosures below regarding Mr. Samek's beneficial ownership of his Option Shares.

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      196,737 shares of Common Stock (including 181,737 Option Shares).

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      196,737 shares of Common Stock (including 181,737 Option Shares).

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.8%

14.   TYPE OF REPORTING PERSON

      IN



1.    NAME OF REPORTING PERSONS.

      Bruce E. Ross

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]


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                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      0

8.    SHARED VOTING POWER

      75,754 shares of Common Stock; and

      232,707 shares of Common Stock that may be acquired upon the exercise of Option Shares.

9.    SOLE DISPOSITIVE POWER

      0

10.   SHARED DISPOSITIVE POWER

      308,461 shares of Common Stock (including 232,707 Option Shares).

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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      308,461 shares of Common Stock (including 232,707 Option Shares).

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.3%

14.   TYPE OF REPORTING PERSON

      IN


1.    NAME OF REPORTING PERSONS.

      Lawrence E. Martel, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      18,135 shares of Common Stock; and

      286,304 shares of Common Stock that may be acquired upon the exercise of Option Shares.


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8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      304,439 shares of Common Stock (including 286,304 Option Shares).

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      304,439 shares of Common Stock (including 286,304 Option Shares).

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [   ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      1.3%

14.   TYPE OF REPORTING PERSON

      IN



1.    NAME OF REPORTING PERSONS.

      Christopher Reiser

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      151,629 shares of Common Stock; and

      148,559 shares of Common Stock that may be acquired upon the exercise of Option Shares.

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      300,188 shares of Common Stock (including 148,559 Option Shares).

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,188 shares of Common Stock (including 148,559 Option Shares).

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.3%

14.   TYPE OF REPORTING PERSON

      IN



1.    NAME OF REPORTING PERSONS.


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           Adrian E. Elfe

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      1,000 shares of Common Stock; and

      120,269 shares of Common Stock that may be acquired upon the exercise of Option Shares.

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      121,269 shares of Common Stock (including 120,269 Option Shares).

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      121,269 shares of Common Stock (including 120,269 Option Shares).


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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.6%

14.   TYPE OF REPORTING PERSON

      IN


1.    NAME OF REPORTING PERSONS.

      Steven W. Sweet

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      186,000, including 10,000 shares held by the Helen D. Sweet 1993 Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of these 10,000 shares.

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER


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      186,000, including 10,000 shares held by the Helen D. Sweet 1993
      Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of those 10,000 shares.

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      176,000, excluding 10,000 shares held by the Helen D. Sweet 1993 Living Trust, of which Mr. Sweet is the trustee. Mr. Sweet disclaims beneficial ownership of those 10,000 shares.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [ X ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.7%

14.   TYPE OF REPORTING PERSON

      IN


1.    NAME OF REPORTING PERSONS.

           Lawrence R. McKinley

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION


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      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      88,000

8.    SHARED VOTING POWER

      56,440 shares of Common Stock, 56,000 of which Mr. McKinley holds jointly with his wife, Margaret M. McKinley, and 440 of which are held by Mr. McKinley's daughter, Megan M. McKinley. Mr. McKinley disclaims beneficial ownership of the 440 shares held by his daughter.

9.    SOLE DISPOSITIVE POWER

      88,000

10.   SHARED DISPOSITIVE POWER

      56,440 shares of Common Stock, 56,000 of which Mr. McKinley holds jointly with his wife, Margaret M. McKinley, and 440 of which are held by Mr. McKinley's daughter, Megan M. McKinley. Mr. McKinley disclaims beneficial ownership of the shares held by his daughter.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      144,000, excluding 440 shares held by Mr. McKinley's daughter and of which Mr. McKinley disclaims beneficial ownership.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [ X ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.6%

14.   TYPE OF REPORTING PERSON

      IN


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1.    NAME OF REPORTING PERSONS.

      Sharon L. Sweet

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ X ]
                                                            (b)  [   ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      [PF]

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)  [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER

      10,000 shares of Common Stock; and

      33,706 shares of Common Stock that may be acquired upon the exercise of Option Shares.

8.    SHARED VOTING POWER

      5,015 shares of Common Stock held in brokerage account titled Sharon L. Sweet and Bruce B. Donnelly Ten/Com.

9.    SOLE DISPOSITIVE POWER

      43,706 shares of Common Stock (including 33,706 Option Shares).

10.   SHARED DISPOSITIVE POWER

      5,015 shares of Common Stock held in brokerage account titled Sharon L. Sweet and Bruce B. Donnelly Ten/Com.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,721 shares of Common Stock.


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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      [ X ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.2%

14.   TYPE OF REPORTING PERSON

 IN


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JOSEPH A. LARGEY

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Joseph A. Largey
      (b)   96 Talamine Court, Colorado Springs, Colorado 80907
      (c)   Present Principal Occupation: Director of the Issuer. *
      (d) During the last 5 years, Mr. Largey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Largey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Largey is a citizen of the United States.

* - Mr. Largey served as the President and Chief Executive Officer of the Issuer. The Board of Directors of the Issuer purportedly terminated
      Mr. Largey, with cause, as an officer and employee of the Issuer on May 10, 2002, effective immediately. Mr. Largey believes that such alleged termination was wrongful and intends to pursue all remedies available to him with respect to such alleged termination. It is unclear at this time what effect such alleged termination may have on Mr. Largey's vested and unvested stock options. For purposes of this Schedule, Mr. Largey is continuing to claim beneficial ownership of his Option Shares.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Largey have been acquired by way of purchase with Mr. Largey's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Largey beneficially owns 994,069 shares of Common Stock of the Issuer, including 948,069 Option Shares


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            (representing beneficial ownership of 4.0% of the outstanding shares of Common Stock). Mr. Largey may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b)   Mr. Largey has the sole power to vote all shares set forth in
            Item 5(a), above, which includes 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey disclaims beneficial ownership of all 11,500 of these shares.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting of the Stockholders of the Issuer (the "2002 Annual Meeting"). Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

      Mr. Largey may have the right to direct the vote (pursuant to informal understandings) of up to 11,500 shares of Common Stock that are owned of record by two of his adult sons. Mr. Largey disclaims beneficial ownership of all 11,500 of these shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.


PAUL C. SAMEK

ITEM 1.     SECURITY AND ISSUER


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      This Schedule 13D statement relates to shares of Common Stock of the
Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Paul C. Samek
      (b)   235 Stonebeck Lane, Colorado Springs, CO 80906
      (c)   Present Principal Occupation:  N/A*
      (d) During the last 5 years, Mr. Samek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Samek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Samek is a citizen of the United States.

* - Mr. Samek served as the Vice President, Finance and the Chief Financial Officer of the Issuer. The Board of Directors of the Issuer purportedly terminated Mr. Samek, with cause, as an officer and employee of the Issuer on May 10, 2002, effective immediately. Mr. Samek believes that such alleged termination was wrongful and intends to pursue all remedies available to him with respect to such alleged termination. It is unclear at this time what effect such alleged termination may have on Mr. Samek's vested and unvested stock options. For purposes of this Schedule, Mr. Samek is continuing to claim beneficial ownership of his Option Shares.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Samek have been acquired by way of purchase with the Mr. Samek's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Samek beneficially owns 196,737 shares of Common Stock of the Issuer, including 181,737 Option Shares (representing beneficial ownership of 0.8% of the outstanding shares of Common Stock).
            Mr. Samek may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).


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      (b)   Mr. Samek has the sole power to vote all shares set forth in
            Item 5(a).

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.


BRUCE E. ROSS

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Bruce E. Ross
      (b)   96 Talamine Court, Colorado Springs, Colorado 80907
      (c) Present Principal Occupation: Vice President, Sales, Marketing and Service of the Issuer.


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      (d)   During the last 5 years, Mr. Ross has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Ross has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Ross is a citizen of the United States and Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Ross have been acquired by way of purchase with Mr. Ross' own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Ross beneficially owns 308,461 shares of Common Stock of the Issuer, including 232,707 Option Shares (representing beneficial ownership of 1.3% of the outstanding shares of Common Stock). Mr. Ross may be part of a group consisting of other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b) Mr. Ross has shared voting power (with his wife) to vote all shares set forth in Item 5(a) above.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr.


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      Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.



LAWRENCE E. MARTEL, JR.

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Lawrence E. Martel, Jr.
      (b)   96 Talamine Court, Colorado Springs, Colorado 80907
      (c) Present Principal Occupation: Vice President, Operations of the Issuer.
      (d) During the last 5 years, Mr. Martel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Martel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Martel is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Martel have been acquired by way of purchase with the Mr. Martel's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Martel beneficially owns 304,439 shares of Common Stock of the Issuer, including 286,304 Option Shares (representing beneficial ownership of 1.3% of the outstanding shares of Common Stock).
            Mr. Martel may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b)   Mr. Martel has the sole power to vote all shares set forth in
            Item 5(a) above.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.

CHRISTOPHER REISER

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Christopher Reiser
      (b)   96 Talamine Court, Colorado Springs, Colorado 80907
      (c) Present Principal Occupation: Vice President, Technology and Clinical Research of the Issuer.
      (d) During the last 5 years, Mr. Reiser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Reiser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Reiser is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Reiser have been acquired by way of purchase with the Mr. Reiser's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Reiser beneficially owns 300,188 shares of Common Stock of the Issuer, including 148,559 Option Shares (representing beneficial ownership of 1.3% of the outstanding shares of Common Stock).
            Mr. Reiser may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common
            Stock (10.8% of the Common Stock).

      (b)   Mr. Reiser has the sole power to vote all shares set forth in
            Item 5(a) above.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.



ADRIAN E. ELFE

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Adrian E. Elfe
      (b)   96 Talamine Court, Colorado Springs, Colorado 80907
      (c)   Present Principal Occupation: Vice President, Quality
            Assurance of the Issuer.
      (d) During the last 5 years, Mr. Elfe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Elfe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Elfe is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Elfe have been acquired by way of purchase with the Mr. Elfe's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      N/A - See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Elfe beneficially owns 121,269 shares of Common Stock of the Issuer, including 120,269 Option Shares (representing beneficial ownership of 0.6% of the outstanding shares of Common Stock). Mr. Elfe may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b)   Mr. Elfe has the sole power to vote all shares set forth in
            Item 5(a) above.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.



STEVEN W. SWEET

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Steven W. Sweet
      (b)   4512 W. 125th Street, Leawood, Kansas, 66209
      (c)   Present Principal Occupation: Part owner and operator,
            Fireplace and Bar-B-Q Center, 10470 Metcalf, Overland Park,
            Kansas, 66212
      (d) During the last 5 years, Mr. Sweet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. Sweet has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Sweet is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. Sweet have been acquired by way of purchase with Mr. Sweet's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      Mr. Sweet has purchased shares of the Issuer for personal investment. He has grown dissatisfied with the Board of Directors and intends to nominate two candidates to be elected as directors at the Issuer's upcoming annual meeting. See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Sweet beneficially owns 186,000 shares of Common Stock of the Issuer (representing beneficial ownership of 0.7% of the outstanding Common Stock). Mr. Sweet may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b)   Mr. Sweet has the sole power to vote all shares set forth in
            Item 5(a) above. Mr. Sweet disclaims beneficial ownership of the 10,000 shares of Common Stock held by the Helen D. Sweet 1993 Living Trust, of which he is the trustee.

      (c) Mr. Sweet purchased 1,000 shares of Common Stock on April 15, 2002. The transaction was effected at a price of $3.99, through his personal brokerage account.

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Letter dated May 3, 2002, from Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe to Mr. Sweet.


LAWRENCE R. MCKINLEY

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Lawrence R. McKinley
      (b)   1011 Walnut Street, Suite 200, Boulder, Colorado, 80302
      (c)   Present Principal Occupation: Senior Vice President and
            Financial Consultant, RBC Dain Rauscher Inc., 1011 Walnut
            Street, Suite 200, Boulder, Colorado, 80302
      (d) During the last 5 years, Mr. McKinley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) During the last 5 years, Mr. McKinley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. McKinley is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Mr. McKinley have been acquired by way of purchase with Mr. McKinley's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      Mr. McKinley has purchased shares of the Issuer for personal investment. He has grown dissatisfied with the Board of Directors, and has stated his intent to actively support Mr. Sweet's proposed slate of directors. See Item 6. below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. McKinley beneficially owns 144,440 shares of Common Stock of the Issuer (representing beneficial ownership of 0.6% of the outstanding Common Stock). Mr. McKinley may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b) Mr. McKinley owns 88,000 shares of Common Stock, over which he has sole voting control, in his IRA. He owns 56,000 shares jointly with his wife, Margaret M. McKinley, and exercises shared voting control with his wife over 440 shares held by their daughter, Megan M. McKinley. Neither Margaret or Megan McKinley has been convicted in a criminal proceeding
            (excluding traffic violations or other similar misdemeanors) during the last 5 years, nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of Margaret and Megan McKinley are citizens of the United States.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      N/A



SHARON L. SWEET

ITEM 1.     SECURITY AND ISSUER

      This Schedule 13D statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 96 Talamine Court, Colorado Springs, Colorado 80907.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)   Sharon L. Sweet
      (b)   1980 Quadrangle Court, Colorado Springs, CO 80917
      (c) Present Principal Occupation: Vice President, Corporate Communications of the Issuer.
      (d) During the last 5 years, Ms. Sweet has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last 5 years, Ms. Sweet [HAS NOT] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
      (f)   Ms. Sweet is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      All shares owned by Ms. Sweet have been acquired by way of purchase with the Ms. Sweet's own personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      Ms. Sweet has purchased shares of Common Stock of the Issuer for personal investment.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Ms. Sweet beneficially owns 48,721 shares of Common Stock of the Issuer (representing beneficial ownership of 0.2% of the Common Stock). Ms. Sweet may be part of a group consisting of the other individuals named in this report, who in the aggregate are beneficial owners of 2,604,324 shares of the Issuer's Common Stock (10.8% of the Common Stock).

      (b)   Ms. Sweet has the sole power to vote all shares set forth in
            Item 5(a) above.

      (c)   N/A

      (d)   N/A

      (e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Messrs. Largey, Samek, Ross, Reiser, Martel and Elfe informed Mr. Sweet, by letter dated May 3, 2002, that they intend to vote their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Mr. Sweet has filed preliminary proxy materials in connection with the solicitation of proxies to elect two individuals to the Board of Directors of the Issuer at the 2002 Annual Meeting. Mr. McKinley and Ms. Sweet have indicated to Mr. Sweet that they intend to vote all of their shares of Common Stock in favor of Mr. Sweet's proposed slate of directors at the 2002 Annual Meeting. Each of the foregoing parties may solicit proxies on behalf of Mr. Sweet, in favor of Mr. Sweet's proposed slate of directors.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

      N/A

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  JOSEPH A. LARGEY


Date: May 13, 2002                By: /s/ Joseph A. Largey
                                      --------------------------------
                                          Joseph A. Largey

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               PAUL C. SAMEK


Date: May 13, 2002             By: /s/ Paul C. Samek
                                   --------------------------------
                                       Paul C. Samek

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BRUCE E. ROSS


Date: May 13, 2002                By: /s/ Bruce E. Ross
                                      --------------------------------
                                          Bruce E. Ross

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 LAWRENCE E. MARTEL, JR.


Date: May 13, 2002               By: /s/ Lawrence R. Martel, Jr.
                                     --------------------------------
                                         Lawrence R. Martel, Jr.

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CHRISTOPHER REISER, Ph.D.


Date: May 13, 2002                  By: /s/ Christopher Reiser, Ph.D.
                                        --------------------------------
                                            Christopher Reiser, Ph.D.

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ADRIAN E. ELFE


Date: May 13, 2002                  By: /s/ Adrian E. Elfe
                                        -------------------------------
                                            Adrian E. Elfe

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    STEVEN W. SWEET


Date: May 13, 2002                  By: /s/ Steven W. Sweet
                                        -------------------------------
                                            Steven W. Sweet

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    LAWRENCE R. MCKINLEY


Date: May 13, 2002                  By: /s/ Lawrence R. McKinley
                                        -------------------------------
                                            Lawrence R. McKinley

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SHARON L. SWEET


Date: May 13, 2002                  By: /s/ Sharon L. Sweet
                                        -------------------------------
                                            Sharon L. Sweet

            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: "provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. Section 1001).

Exhibit

May 3, 2002


Mr. Steven W. Sweet
4512 West 125th Street
Leawood, KS 66209

Dear Mr. Sweet:

The undersigned, who collectively own 309,017 shares of common stock of The Spectranetics Corporation (including shares over which the undersigned exercise voting control), intend to vote such shares in favor of the election of John W.
(Jack) Allgood and Jack A. Newman, Jr. to the Board of Directors. Additionally, we grant you permission to disclose our intended votes.


Very truly yours,


/s/ Joseph A. Largey                    /s/ Paul C. Samek
------------------------------          ------------------------------
Joseph A. Largey                        Paul C. Samek
President and                           Chief Financial Officer and
Chief Executive Officer                 Vice President, Finance
(47,500 shares.)                        (15,000 shares.)


/s/ Bruce E. Ross                       /s/ Lawrence E. Martel, Jr.
------------------------------          ------------------------------
Bruce E. Ross                           Lawrence E. Martel, Jr.
Vice President, Sales, Marketing        Vice President, Operations
and Service                             (18,134 shares.)
(75,754 shares.)


/s/ Christopher Reiser, Ph.D.           /s/ Adrian E. Elfe
------------------------------          ------------------------------
Christopher Reiser, Ph.D.               Adrian E. Elfe
Vice President, Technology and          Vice President, Quality Assurance
and Clinical                            and Regulatory Affairs
(151,629 shares.)                       (1,000 shares.)


cc: Emile J. Geisenheimer
    Marvin L. Woodall
    Christopher Kaufman, Latham & Watkins